

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2023

Mark A. Smith
President and Chief Executive Officer
NioCorp Developments Ltd.
7000 South Yosemite Street, Suite 115
Centennial, CO 80112

      Re: NioCorp Developments Ltd.
          Amendment No. 2 to Registration Statement on Form S-4
          Filed January 17, 2023
          File No. 333-268227

Dear Mark A. Smith:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-4

Questions and Answers About the Transactions
May GX or GX's directors, officers or advisors, or their affiliates purchase shares in connection with the Transactions?, page 19

1.   We note your revised disclosure in response to prior comment 5 states that any privately negotiated purchases may be effected at purchase prices that are no higher than the per share pro rata portion of the Trust Account. However, you also state that the purpose of any purchases of shares could be to vote such shares in favor of the transactions. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

You may contact Brain McAllister, Staff Accountant, at (202) 551-3341 or Steve Lo, Staff Accountant, at (202) 551-3394 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation